

June 22, 2023

Elijio V. Serrano
Chief Financial Officer
TETRA Technologies, Inc.
24955 Interstate 45 North
The Woodlands, Texas 77380

> **Re: TETRA Technologies, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed February 27, 2023**
> **File No. 001-13455**

Dear Elijio V. Serrano:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation